SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 18, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated March 18, 2003, regarding New Executive Management Team.

Press Release March 17, 2003

Ericsson forms new Executive Management Team

Per-Arne Sandström was today appointed First Executive Vice President and Deputy CEO at Ericsson. Karl-Henrik Sundström was appointed Chief Financial Officer and Executive Vice President. Per-Arne Sandström and Karl-Henrik Sundström will together with Ericsson’s new President and CEO Carl-Henric Svanberg form the new Executive Management Team for the Ericsson Group, effective April 8, 2003.

Per-Arne Sandström has 15 years of experience from Ericsson including the position as President of Market Area North America and as Head of former Business Unit GSM Systems. Per-Arne Sandström has in his previous role as Chief Operating Officer driven the restructuring of the company. He will continue heading the ongoing restructuring work and will also increase his focus on business relations.

Karl-Henrik Sundström has 18 years of experience from different leading capacities within Ericsson, most recently as Vice President and General Manager Business Unit Global Services. Karl-Henrik Sundström has previously been Head of Market Unit Australia and New Zealand. He has also been Senior Vice President and Corporate Treasurer as well as responsible for customer financing and has ten years of experience from various business controlling positions.

Sten Fornell, currently CFO, will leave the company at the end of 2003 and will be advising the new executive management in financial matters during the remainder of the year.

“The new Ericsson Executive Management Team gives us continued strong focus on our restructuring work as well as high customer focus”, said Carl-Henric Svanberg, appointed new CEO and President of Ericsson. Carl-Henric Svanberg will take office in connection to the Annual General Meeting on April 8, 2003.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Henry Sténson, Senior Vice President, Corporate Communications, Ericsson

Phone: +46 8 719 4044, E-mail: henry.stenson@lme.ericsson.se

Pia Gideon, Vice President, External Relations, Corporate Communications, Ericsson

Phone: +46 705 19 89 03, E-mail: pia.gideon@lme.ericsson.se

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 18, 2003